March 30, 2007

Mr. Michael J. Fister
President and Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134

> **RE: Cadence Design Systems, Inc.**
> **File No. 1-10606**
> **Form 10-K for the year ended December 30, 2006**

Dear Mr. Fister:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 30, 2006 – Form 10-K

Note 6. Convertible Notes

1.375% Convertible Senior Notes Due 2011 and 1.50% Convertible Senior Notes Due 2013, page 85

1.   We note that you issued an aggregate amount of $500 million Convertible Senior Notes and concurrently with the issuance of these Notes, you entered into note hedge transactions and sold warrants to affiliates of certain purchasers of the Notes. We also note in your disclosure that you have considered SFAS 133 in

your accounting for such Notes. Tell us specifically how you are accounting for the Notes, including any discounts on the Note related to the note hedge transactions and warrants. Additionally, tell us specifically how you applied the guidance under EITF 00-19 in evaluating whether the debt conversion features of the Notes included embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 as well as the classification of the note hedge transactions and warrants. Please advise.

Note 21. Segment Reporting, page 110

2.   We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief